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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Windsor

Re:                             Houlihan Lokey, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted May 8, 2015
CIK No. 0001302215

Ladies and Gentlemen:

On behalf of our client, Houlihan Lokey, Inc., a California corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 8, 2015 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Christopher M. Crain, the Company’s General Counsel, dated June 4, 2015.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.              Please provide us with copies of any graphical materials or artwork, including logos, that you intend to use in your prospectus. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to include the pictures and graphics that will be contained on the inside front and back covers of the prospectus.  The Company confirms that it will provide the Staff with mock-ups of any additional pages that include any pictures or graphics to be presented, and accompanying captions, if any, as soon as they are ready. See the front and back covers of the prospectus.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance on Section 2(a)(3) of the Securities Act by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company advises the Staff that at this time neither it, nor anyone authorized on its behalf, has distributed written communications to potential investors.  The Company further advises the Staff that, if any such communications are used, it will supplementally provide the same to the Staff.

Overview, page 1

3.              We note your statement that you achieved compound annual growth rates of 8.8% and 9.7% in revenues and net income, respectively, from 2000 to 2014. We also note that, in this passage and throughout your prospectus, you refer to your revenues as stable and predictable, both as compared to your competitors and generally. Please expand your disclosure as applicable to note any years in which your revenue and/or net income significantly diverged from these historical averages.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement.

Our Services, page 4

4.              We note your statement here, and elsewhere, that you receive upfront and monthly retainer fees in a majority of your Corporate Finance and Financial Restructuring engagements. We also note that on page 22 you state that for advisory engagements that do not result in the successful consummation of a transaction, you sometimes receive a “modest retainer.” Finally, we note that, while you received retainer and/or progress fees for 89% of your financial restructuring engagements, they combined to account for only 29% of your revenues in fiscal 2014. Please consider revising this disclosure to include information about the relative contribution that these types of fees make to your overall revenues.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement.

5.              You state that your ability to provide customized capital markets solutions in the private capital markets differentiates you from bulge-bracket firms that focus on competing in more standardized and commoditized financings. Please expand your disclosure to briefly describe the role or roles that you play in these types of private capital market transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to describe the role or roles that the Company plays in private capital markets transactions. See pages 5 and 6.

Our Market Opportunity, page 7

Growth in Corporate Debt Issuance and Rise in Restructuring Activity, page 8

6.              We note your statement that a spike in default rates often follows periods of substantial leveraged loans and high yield issuances, which you indicate that you expect to occur even if the macroeconomic environment continues to improve. We also note that the past two such spikes, as illustrated in your chart on page 9, occurred in proximity to U.S. economic recessions. Please reconcile these statements, along with your statements elsewhere (for example, on page 7) that the U.S. macroeconomic environment is stabilizing and the market is returning to higher levels.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to eliminate the inconsistencies. See pages 8 and 75.

Summary Consolidated Financial and Other Data, page 19

7.              We note that you have presented your financial data within the front part of the document based on the oldest periods displayed first, but in your consolidated financial statements, you have presented the most current data presented first. Please revise your chronological ordering of data to be consistently presented throughout the entire document. Please refer to SAB Topic 11:E.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the historical consolidated financial statements so that the chronological ordering of data is consistently presented throughout the entire document. See beginning on page F-1.

Risk Factors, page 21

General

8.              A number of your risk factors discuss risk in generic terms, without providing the investor with an indication of the likelihood that the risk may occur or the potential impact of the risk on your financial condition. For instance, on page 27 you discuss the risk that your clients may not be able to pay you for your services. How many clients have failed to pay their bills in each of the last two fiscal years and what was the total amount of fees that remain uncollected due to default? Also, how much of your earned fees are currently unpaid by your clients? Similarly, on page 28 you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Revise all your risk factors so that they provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. For instance, please review the first risk factor on page 24, the last risk factor on page 26, the last risk factor on page 28 and the first risk factor on page 29.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factors to provide the requested disclosure. See pages 25, 27, 29, 30 and 37.

We may not be able to generate sufficient cash in the future to service any future indebtedness, page 28

9.              Please revise this risk factor to indicate that you have current plans to incur indebtedness in connection with the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor to indicate that it has current plans to incur indebtedness in connection with the offering. See page 28.

Corporate Reorganization, page 41

10.       In order for investors to better understand the change in your organizational structure as you transition to a public company, consider providing a graphical presentation of the current corporate structure and the corporate structure after the reorganization and offering. The presentation should also clarify which assets will be added to Houlihan Lokey and the assets which will be distributed to ORIX USA and the other current owners of the existing entity prior to the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to include graphical presentations of the corporate structure both before and after the reorganization and the offering that clarify which assets will be distributed to ORIX USA and the other current owners of the existing entity prior to the offering. No assets will be added to Houlihan Lokey in the transactions, and the only assets that will be distributed from Houlihan Lokey are the cash and minimal non-operating assets described in the next comment.  The Company believes that these graphical presentations, together with the associated textual disclosure, will be sufficient for investors to understand the change in the Company’s organizational structure.  See page 41.

11.       You state that prior to the consummation of this offering, you will make a distribution to your existing owners consisting of cash and certain of your non-operating assets. We also note per page 53 that your non-operating minority investment in an engineering business will be distributed among other assets, to the existing owners of Houlihan Lokey as part of the corporate reorganization. Please clarify which assets, including the related carrying value, will be include in the distribution to your existing owners. Additionally, in light of this distribution and other reorganization transactions occurring, please tell us how you concluded that pro forma financial statements prepared in accordance with Article 11 of Regulation S-X were not required.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to clarify which assets, including the related carrying value and income before provision for income taxes, will be included in the distribution to the existing owners.  In consideration that the assets in the aggregate were valued at approximately $25.9 million as of March 31, 2015, or approximately 2% of the Company’s total assets, and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for the fiscal year ended March 31, 2015, or less than 0.5% of the Company’s income before provision for income taxes for such period, the Company respectfully advises the Staff that it concluded that pro forma financial statements prepared in accordance with Article 11 of Regulation S-X were not required. See pages ii, 17, 18, 42, 45, 46, 101, 109 and 114.

12.       We note from your discussion of your 2006 Incentive Compensation Plan on page 96, that in connection with the corporate reorganization, outstanding restricted stock granted pursuant to the 2006 Plan will convert into restricted shares of Class B common stock. Please enhance and clarify in your “Corporate Reorganization” and “Effects of the Corporate Reorganization and this Offering” discussions how the conversion of outstanding restricted stock granted under the 2006 Incentive Plan will be effected.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to clarify how the conversion of outstanding restricted stock granted under the 2006 Incentive Plan will be effected. See pages 42 and 43.

13.       We note from you disclosure on page F-14, that ORIX USA has the right, but not the obligation, to purchase shares to maintain its majority effective ownership of the Company and that historically it has exercised this right. Please clarify whether ORIX USA will maintain the right, post corporate reorganization to maintain its effective ownership of the Company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to clarify that ORIX USA will no longer have the right to maintain its majority effective ownership of the Company after the corporate reorganization. See pages 41 and 42.

Capitalization, page 45

14.       We note that you have included Receivable from affiliates in your capitalization table. Please explain the basis thereof and tell us whether this line item is expected to be affected by any pro forma adjustments.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to clarify that Receivable from affiliates primarily consists of two notes payable on demand owed by affiliates of ORIX USA in connection with cash management services provided to the Company by ORIX USA.  Such notes will be replaced in connection with the offering by two new Cash Management Agreements with affiliates of ORIX USA.  The initial amounts lent (and payable on demand) under the Cash Management Agreements are expected to be equal to the amounts of the existing notes as of the closing date of the offering. See page 45.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Business Environment and Outlook, page 51

15.       We note your statement here, and elsewhere in the registration statement, that demand for your financial restructuring services remains “reasonably strong.” Please expand your disclosure to clarify what the benchmark for this comparison is (i.e. as compared to your performance in prior years, or, alternatively, as compared to your peer companies, for example). We note that revenues and earnings for the nine month period ending December 31, 2014 declined compared to the prior year period.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement.

16.       In your Overview discussion on page 1 you state that Houlihan Lokey is a leading global independent investment bank with 17 offices globally and on page 25 your disclose that 14% of your revenue was earned from international operations. Please enhance your Fee Revenue discussion on page 49 to disclose fees earned from your international operations, including by business segment, as applicable, for the respective periods presented. Additionally, to the extent that any specific countries account for the majority of the international revenue, please disclose those countries.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Fee Revenue discussion to disclose fees earned from international operations. See page 51.  The Company advises the Staff that it does not believe it is necessary or appropriate to quantify fees from international operations by segment because the Company’s management does not use such information to manage the business and it believes such disclosure is not meaningful to an understanding of the Company’s overall results. The Company supplementally advises the Staff that for the fiscal year ended March 31, 2015, no country accounted for a majority of international revenue.

Key Financial Measures, page 51

Operating Expenses; Employee Compensation and Benefit Expenses, page 52

17.       Please revise this section, or another appropriate portion of your Management’s Discussion and Analysis, to discuss any reason why compensation expense appears to rise faster than your revenues, but also will decline faster than revenues contract. For instance, we note that overall compensation expenses increased 19% in the year ended March 31, 2014 compared to the prior year, and 20% in in the nine month period ending December 31, 2014 compared to the same period in 2013. However, Fee revenue increased 14% and 19% over the same periods. Conversely, when revenues for your restructuring unit declined in the nine month period ending December 31, 2014 compared to 2013, compensation declined 25%.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 1 to provide the requested disclosure. See page 54.

18.       In your discussion of employee compensation and benefits expenses, you state that your existing arrangements with your affiliate, ORIX USA, will terminate and that your compensation and benefits expenses to fee revenue has been higher than what you intend to target. You also state that you plan to target a compensation ratio of approximately 65% to 66%. Please clarify if your target compensation ratio is calculated based on compensation and benefits expenses to fee revenue and revise your discussion to disclose what the ratio has been for the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of the Amendment No. 1 to provide the requested disclosure. See pages 53, 54, 57 and 58.

Business Segments, page 55

Corporate Finance, page 55

19.       We note your table on page 55 of U.S. M&A market and M&A transaction information specific to Houlihan Lokey based on Thomson Reuters reporting. In the table and the discussion following the table you state that U.S. M&A transactions announced and completed increased 6% and 3%, respectively compared with the year ended March 31, 2013 and the number of U.S. M&A transactions announced and completed for the nine months ended December 31, 2014 increased 10% and 6%, respectively, compared with the nine months ended December 31, 2013. However, these changes do not correspond with the number changes shown in the table. Specifically, it appears that either the percentage changes all have the wrong signs, or that the data in the table is incorrectly included in the wrong column of the table. Please revise the tables and/or percentages accordingly, along with the qualitative discussion on page 56 related to your analysis of your segment results.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the tables to correspond with the discussion following the tables. See page 56.

20.       We note your disclosure on page 56 that during the year ended March, 31, 2014 versus March 31, 2013, you experienced a 19.6% increase in your average fee for closed corporate finance transactions, and that for the nine months ended December 31, 2014 versus the nine months ended December 31, 2013, you experienced a 29% increase in your average fee for the closed corporate finance transactions. Please clarify how this percentage increase is calculated and discuss the drivers of the increase in the average fee. To the extent there are any known trends or uncertainties regarding the continued growth in the average fee rate, please discuss them.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement.

Corporate Revenues and Expenses, page 59

21.       We note from your disclosure that corporate expenses increased by 38% for the year ended March 31, 2014 compared to the year ended March 31, 2013, and increased an additional 23% during the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013. In both cases, your disclosure indicates that the increase in these expenses was primarily a result of increased compensation costs to corporate employees. Please expand your disclosure to provide the underlying drivers (e.g. increase in number of employees, nature of the employees’ functions, nature of benefits offered, etc.) of these compensation increases for each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and, consistent with the updating of the consolidated financial statements included in the Registration Statement, has updated the disclosure to show a comparison of the Company’s fiscal year ended March 31, 2015 against the Company’s  fiscal year ended March 31, 2014. The updated disclosure reflects an increase in corporate expenses of 7% for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014. Given the relatively immaterial nature of the increase in corporate expenses over the periods presented, the Company believes the disclosure provided is sufficient. See page 59.

Liquidity and Capital Resources, page 59

22.       We note that you loan excess cash on hand to ORIX USA and that you intend to continue your current cash management processes. Please expand this disclosure to provide a general description of the terms of this arrangement, including a discussion of any collateral provided to secure these loans and any other types of recourse that you have against ORIX USA in the case of nonpayment.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 59.

23.       We note from your discussion that a significant use of your cash is your loan receivable from ORIX USA. Enhance your discussion to address how the impact of this offering, related reorganization and agreements will impact this lending arrangement with ORIX USA and the related impact to your liquidity, including any expected changes in uses and sources of liquidity. Refer to Item 303(A)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 59.

24.       We note that for the periods ending March 31, 2014, and 2013 and the nine months ending December 31, 2014 and 2013, you paid cash dividends to your stockholders. Enhance your discussion to address how you expect both the corporate reorganization and this offering to impact this trend. Refer to Item 303(A)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 59.

Contractual Obligations, page 61

25.       We note that in conjunction with your minority investment in an unconsolidated entity call and put rights were issued each at a multiple of the prior twelve months net income times the percentage of ownership being acquired or sold. Please revise your Summary of Significant Accounting Policies to disclose your accounting policy for the options and tell us how you have determined the value of the options.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement as the agreement by which the rights and potential obligations arose became effective after March 31, 2015. The related accounting policy is being evaluated in the first quarter of fiscal year 2016 but any resulting valuation is not believed to be material to the Company at this time.

Critical Accounting Policies and Estimates, page 62

Recognition of Revenue, page 63

26.       Disclose the specific method you use to measure the estimates of work completed under the proportional revenue methodology. Additionally, discuss the estimates and assumptions involved in evaluating the profitability and stage of completion of projects.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 63. It should be noted at fiscal 2014 and fiscal 2015 year end that estimates for engagements where revenue was recognized proportionally that were not 100% complete are immaterial compared to total revenue due to those contracts being short term in duration and small in total revenue per contract. As a percentage of revenue such amounts constitute less than 2% in each of fiscal 2014 and fiscal 2015.

27.       Your disclosure notes that in some cases, approval of your fees is required from the courts or regulatory authority and the recognition of revenue is often deferred until approval is granted. However, your disclosure goes on to state that in some cases, if the revenue recognition criteria are otherwise met, you may recognize revenue in advance of such approval. Please describe the types of situations where you have recognized revenue in advance of court or regulatory approval, and provide an indication of the significance of such fees to the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and the Company’s policy is to accrue revenue in advance of court or regulatory approval only when such approval is deemed to be perfunctory in nature and the risk of not receiving such approval is remote as certified by deal teams. It should be noted at fiscal 2015 and fiscal 2014 year end that estimates for engagements where revenue was recognized in advance of court or regulatory approval are immaterial compared to total revenue. As a percentage of revenue such amounts constitute less than 1% in each of fiscal 2014 and fiscal 2015.

Accounts Receivable and Unbilled Work in Progress, page 64

28.       We note your disclosure that bad debt expense is recorded throughout the year as uncollected revenues are evaluated for collectability, and that amounts deemed to be uncollectible are written off. Your policy then goes on to state that if cash is subsequently collected for the receivables that were written off, the amount is recognized as revenue. Please tell us why these subsequently collected amounts are recorded as revenue as opposed to a reduction of bad debt expense, and tell us how you concluded it was appropriate to potentially recognize revenue twice for the same transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to reflect the correct accounting policy as described in the Company’s financial statements. See page 64.

Business, page 66

Corporate Finance, page 68

29.       Please include disclosure regarding the composition of your fee revenue for this segment similar to the disclosure that you provide for the financial restructuring segment on page 74.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statements from the Registration Statement.

Our People, page 79

30.       In a number of places in the document, you discuss the need to attract and retain the services of your Managing Directors and other financial professionals. Please revise this section, or another appropriate portion of the document, to discuss the ways in which you attempt to retain the services of your key employees. For instance, how do you protect against significant employee defections to competitors in times where a particular industry or operating segments is particularly financially profitable. Please also address whether management believes the creation of the new equity incentive programs contemplated as part of this offering will assist or exacerbate the risks that employees may choose to leave Houlihan Lokey for one of your competitors.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 79.

Equity Grants in Connection with this Offering, page 94

31.       We note from your discussion that you expect to make grants of restricted shares of Fram stock pursuant to the 2006 Plan to certain of your employees in connection with this offering. Please enhance your “Corporate Reorganization” and “Effects of the Corporate Reorganization and this Offering” discussions on pages 40 and 41, respectively, to discuss the impact of these expected grants.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to discuss the impact of grants of restricted shares of Fram stock pursuant to the 2006 Plan to certain of the Company’s employees in connection with this offering. See pages 41, 42 and 43.

Equity Incentive Plans, page 95

32.       We note your disclosure that the 2006 Plan provided for the grant of restricted shares of Fram to officers of Fram, its subsidiaries or ORIX USA, and the grant of cash bonus awards to your employees, directors and consultants. Please reconcile this with your disclosures elsewhere (on page F-19, for example) that certain of your employees have been granted restricted shares of Fram.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company is a wholly owned subsidiary of Fram, which is disclosed in the Prospectus Summary, and as such its officers are granted restricted shares under the 2006 Plan. Further, see response 37 for discussion on the accounting basis for recording restricted shares granted to Company employees under the 2006 Plan in the Company’s financial statements.

Certain Relationships and Related Party Transactions, page 101

33.       Please tell us, with a view towards revised disclosure, whether the loans discussed on page 103 will be repaid, or explain how the loans will be “extinguished.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 102.

Description of Indebtedness, page 114

34.       When the information becomes available, provide a summary of the material covenants and other restrictions included in the New Revolving Credit Facility.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company confirms that it will provide a summary of the material covenants and other restrictions included in the New Revolving Credit Facility as such items have been determined.

35.       Please include a description of the New ORIX Note discussed on page 102 in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See pages 101 and 102.

Consolidated Balance Sheets, March 31, 2014 and 2013, page F-3

36.       Please revise to move the “Commitments and contingencies (Note 13)” line item to be presented above the stockholders’ equity section pursuant to Rule 5-02 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to present commitment and contingencies in accordance with Rule 5-02 of Regulation S-X. See page F-3.

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

37.       Please tell us in more detail what the Fram share redemptions transactions reflected as a reduction in additional paid-in-capital represent, the related offsetting accounts affected by these transactions, and describe the accounting guidance you relied upon for this presentation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that employees of the Company are granted restricted shares in the Company’s parent, Fram. While this issue was not explicitly addressed in ASC 718, the Company believes the concepts in the prior accounting literature (FASB Interpretation 44 paragraph 14) also should be applied under ASC 718.  Accordingly, the award is accounted for using employee accounting in the Company’s separate financial statements. Compensation cost related to the grant and subsequent vesting of these restricted shares is recorded on the Company’s books as an expense with a corresponding credit to additional paid-in-capital, representing Fram’s capital contribution. As a result, when employee-owned Fram shares are redeemed by Fram upon employee departure from the Company, such shares are also removed from the equity of the Company with a corresponding credit to due from affiliate. As the cash used to redeem these shares is distributed by the Company’s parent, the transaction is shown as noncash activity for purposes of the cash flow statement.

38.       Please tell us why stock subscriptions receivable issued are classified as a reduction to equity given that they represent loans to purchase shares in Fram common stock.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as employees of the Company are granted restricted shares in its parent, as discussed in the Company’s response to Comment 37 above, such awards are accounted for using employee accounting in the Company’s separate financial statements.  As a result, a stock subscription receivable from an employee for these Fram shares is presented as a reduction to the Company’s equity.

Note 2. Summary of Significant Accounting Policies, page F-8

(i) Investment in Unconsolidated Entities, page F-10

39.       We note your disclosure that you use the equity method of accounting for investments in fund and partnership interests when you have more than a minor ownership interest or more than minor influence over operations, but do not have a controlling interest and you are not the primary beneficiary. We also note per your disclosure in Note 3 where you describe only two investments in unconsolidated entities, one of which is a heavy construction firm and the other of which is a financial advisory firm. Please tell us and revise your disclosure as necessary to clarify whether you have any investments in funds or partnership interests. To the extent that you do not have any interests in any funds or partnership interests, please delete the reference to such entities in your accounting policy.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page F-10.

(n) Reclassifications, page F-13

40.       We note that you have reclassified recoveries of out-of-pocket expenses from revenue to net of the related expenses consistent with industry standards. Please provide us with the industry standards which you reference and explain how you considered the guidance in ASC 605-45-45-22 and 23.

Response:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it believes that the reclassification is consistent with U.S. GAAP and industry practice, as reported by other registrants, such as Lazard Ltd, Greenhill & Co., Inc. and Moelis & Company.

Note 7. Goodwill and Other Intangible Assets, page F-15

41.       Please specify what “Changes” represents in your goodwill rollforward table by business segments and separately disaggregate increases/decreases due to acquisitions/dispositions and effects of foreign currency translation adjustments.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page F-16.

Note 10. Employee Benefit Plans, page F-19

42.       We note that the significant assumptions used to develop the fair value estimates of the restricted share of Fram include the discount rate used under the income approach and the net income and revenue multiples used under the market approach. Please disclose the actual discount rate and revenue multiples used in your valuation of the restricted shares of Fram for the periods presented. Refer to ASC 718-10-50-2(f).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page F-20.

Note 14. Supplemental Cash Flow Information, page F-22

43.       We note that in March 2014 you acquired an interest in a financial advisory firm. Please revise your disclosures to address the disclosure requirements of ASC 805-10-50-2h as required for this acquisition, as well as for the subsequently announced Bridge Strategy Group acquisition in January 2015.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the requirements set forth in ASC 805-10-50-2h and evaluated the impact of the two acquisitions on its consolidated revenues and consolidated net income. The above acquisitions constituted less than 5% of the Company’s consolidated revenues and consolidated net income for the years ended March 31, 2014 and 2015. Based on this evaluation, the Company concluded that the supplemental disclosures pursuant to ASC 805-10-50-2h, for the above acquisitions, were not material to its consolidated financial statements either individually or in the aggregate.

Note 15. Net Income Attributable to Houlihan Lokey, Inc. Per Share, page F-22

44.       We note your disclosure on page F-21 that you paid dividends related to unvested shares at March 31, 2014 and 2013. Please tell us how you considered whether these were participating securities and thus would be required to apply the two-class method of computing earnings per share. Please refer to ASC 260-10-45-61A.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the dividends related to unvested shares described in Note 12(b) refer to Fram shares that have been accounted for as described in Company’s response to Comment 37 above and do not relate to unvested shares of the Company. As a result, Fram shares recorded on the Company’s books are not considered participating securities under ASC 260-10-45-61A as they do contain nonforfeitable rights to Company dividends but rather Fram dividends.  The Company has revised Amendment No. 1 to clarify nature of the dividends related to unvested shares. See page F-21.

Note 16. Segment Information, page F-23

45.       Please revise to provide the geographic disclosures required by ASC 280-10-50-41.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See pages F-23 and F-24.

Part II, Item 16, Exhibits

46.       Please file the cash management agreements that you maintain relating to the receivables from ORIX USA and OGC, an affiliate of ORIX USA. Alternatively, please provide us with your analysis as to why these agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to file the cash management agreements relating to the receivables from ORIX USA and OGC, an affiliate of ORIX USA, that will be effective upon the consummation of the offering with a subsequent filing.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.

J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.

Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Gregory Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Andrea Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP